Filed by: CBaySystems Holdings Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: MedQuist Inc. Commission File No.: 001-13326

Dear MedQuist employee:
Over the past few weeks CBaySystems Holdings Limited has taken several important steps toward its goal of increasing its ownership of MedQuist. These steps include:
•	Refinancing the debt that was incurred from prior acquisition activity to take advantage of favorable market conditions.

•	Entering into an agreement with certain of MedQuist’s large stockholders to exchange their MedQuist stock for CBaySystems Holdings Limited stock;

•	Announcing a proposed offer to exchange shares of CBaySystems Holdings Limited common stock for the remaining outstanding shares of MedQuist Inc. common stock; and

•	Approving a proposed initial public offering of CBaySystems Holdings Limited’s common stock in the United States.
The debt refinancing has been successfully completed, and CBaySystems Holdings Limited hopes to complete the remaining steps over the next two to three months. We believe that these transactions will allow us to better recognize the full value of our combined organization in the financial markets. As a MedQuist employee, you can expect our industry leadership and strength to continue, leading to greater opportunity for employees and customers as the combined organization:
•	Continues to invest in our future, delivering innovative solutions that include advanced speech recognition, natural language processing and other new technology-enabled services;

•	Maintains our position as the largest employer of medical transcriptionists and editors in our industry; and

•	Continues to seek new and unique ways to deliver clinical documentation in such a way that end-user providers continue to rely on us for their documentation services.
You’ve been working extremely hard, and the results are clear. Over the past 18-24 months, everyone at MedQuist and CBaySystems Holdings Limited has been doing their part to operate more efficiently in order to compete in the current market. In addition, MedQuist’s integration of Spheris’ customers and employees has set the stage for MedQuist to continue in its leadership role in providing cost-efficient clinical documentation solutions to our customers. MedQuist’s recent operating results reflect the success of these joint efforts, and we will strive to continue these operating results in the future.
We are grateful to all of our valued employees who have worked tirelessly over the past two years in bringing MedQuist and the entire CBaySystems Holdings Limited organization to this new threshold of opportunity for continued growth in the coming years.
For more information, please use the links below to view recent press releases about the transactions:

MedQuist Press Releases:
http://www.medquist.com/Portals/0/news%20releases/MedQuist%20Press%20Release%20%2810%2001%202010%20- %20FINAL%29.pdf
http://www.medquist.com/Portals/0/news%20releases/MedQuist%20Provides%20Update%20on%20Special%20Divi dend%20Timing%20100810.pdf
http://www.medquist.com/Portals/0/news%20releases/MedQuist%20Press%20Release%20_revised%2010%2014%20 2010.pdf
http://www.medquist.com/Portals/0/news%20releases/CBay%20Form%20S-1%20and%20S-4%20filings%20_FINAL.pdf
CBaySystems Holdings Limited Press Release:
http://www.sec.gov/Archives/edgar/data/884497/000095012310094208/y87245e425.htm
If you have additional questions about the recent press releases or announcements, please feel free to contact your manager.

Robert Aquilina	Peter Masanotti
Chairman and CEO	President and CEO
CBaySystems Holdings Limited	MedQuist Inc.
October 22, 2010

MEDQUIST SIGNS FINANCING AGREEMENTS; DECLARES SPECIAL DIVIDEND
MOUNT LAUREL, N.J. October 1, 2010 — MedQuist Inc. (Nasdaq: MEDQ), a leading provider of integrated clinical documentation solutions for the U.S. healthcare industry, announced today that it has entered into definitive agreements relating to a $310 million financing consisting of a $225 million senior secured credit facility and the issuance of $85 million of senior subordinated notes.
The $225 million senior secured credit facility is led by General Electric Capital Corporation, as administrative agent, and SunTrust Bank, as syndication agent. The facility consists of a $200 million term loan and a $25 million revolving credit facility bearing an interest rate of LIBOR + 550 basis points and a LIBOR floor of 1.75%. In addition, the revolving credit facility bears a fee of 50 basis points on undrawn amounts. The 13% senior subordinated notes due 2016 are to be issued pursuant to a note purchase agreement with BlackRock Kelso Capital Corporation, PennantPark Investment Corporation, Citibank, N.A., and THL Credit, Inc. in an aggregate principal amount of $85 million. Focus Capital Group acted as arranger for the senior subordinated notes financing. At MedQuist’s option, a portion of the interest is payable in the form of additional senior subordinated notes, in which event the interest rate would be 12% in cash and 2% in the form of additional notes. MedQuist’s 69.5% shareholder, CBay Inc., and CBay Inc.’s parent company, CBaySystems Holdings Limited, will guarantee MedQuist’s obligations under the senior secured credit facility and the senior subordinated notes. Lazard is acting as financial advisor to MedQuist and CBay in connection with the financing and related strategic matters.
Proceeds from the financing will be used to refinance the debt incurred by MedQuist in connection with its April 2010 acquisition of the assets of Spheris, Inc. and to pay a one-time special cash dividend of $4.70 per share to all MedQuist shareholders of record as of October 11, 2010. The closing of the financing and the payment of the special dividend are conditioned upon the satisfaction of customary closing conditions under the financing agreements, and are currently expected to occur on or about October 15, 2010.
CBaySystems Holdings Limited (“CBay”) has informed MedQuist that CBay has entered into an Exchange Agreement with certain MedQuist shareholders that currently hold in the aggregate approximately 13% of MedQuist’s outstanding shares. Pursuant to the Exchange Agreement, those MedQuist shareholders will receive 4.2459 CBay shares for each MedQuist share, subject to certain adjustments, and will enter into a stockholders agreement with CBay that, among other things, provides them with registration rights and contains provisions regarding their voting in the election of CBay’s directors. The closing under the Exchange Agreement is conditioned upon the listing of CBay’s shares on NASDAQ, the completion by CBay of an initial public offering in the United States by January 31, 2011, the reincorporation of CBay as a Delaware corporation and other conditions.
CBay has also informed MedQuist that it intends to make an offer to all MedQuist shareholders that are not parties to the Exchange Agreement to exchange their MedQuist shares for CBay shares, and that detailed terms of such exchange offer, if made, will be contained in filings by CBay with the Securities and Exchange Commission (the “SEC”).
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The offer to exchange CBay shares for MedQuist shares, if made, will only be made pursuant to a Registration Statement on Form S-4, a letter of transmittal and related offer documents to be filed by CBay with the SEC. INVESTORS AND SECURITY HOLDERS OF MEDQUIST ARE URGED TO READ SUCH REGISTRATION STATEMENT ON FORM S-4 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE CONTEMPLATED EXCHANGE OFFER. Holders of MedQuist shares will need to make their own decision whether to tender shares in the contemplated exchange offer. Neither MedQuist nor any other person is making any recommendation as to whether or not holders of MedQuist shares should tender their shares for exchange in the contemplated exchange offer.
Statements made in this press release that are forward-looking in nature are intended to be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 and may involve risk and uncertainties. These statements include, without limitation, statements regarding the

 2
terms of the transactions described herein and any other statements that are not historical facts. These risks and uncertainties include the timing and satisfaction of conditions for the proposed transactions. Other risks and uncertainties relating to our business and our financial condition are more fully described in documents filed by MedQuist with the SEC, including Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.
# # #
Contacts:
MedQuist Investor Relations
Phone: 856-206-4567

Corporate Headquarters
1000 Bishops Gate Blvd., Suite 300
Mount Laurel, NJ 08054-4632
FOR IMMEDIATE RELEASE
For more information, call:
Dominick Golio
Chief Financial Officer
856-206-4000
dgolio@medquist.com
MEDQUIST PROVIDES UPDATE ON SPECIAL DIVIDEND TIMING
MOUNT LAUREL, N.J. October 8, 2010 — MedQuist Inc. (Nasdaq: MEDQ), a leading provider of integrated clinical documentation solutions for the U.S. healthcare industry, has previously announced that in connection with entering into definitive agreements relating to a $310 million financing consisting of a $225 million senior secured credit facility and the issuance of $85 million of senior subordinated notes, the Board of Directors of MedQuist has declared a special cash dividend of $4.70 per share to all MedQuist shareholders of record as of October 11, 2010. The closing of the financing and the payment of the special cash dividend are conditioned upon the satisfaction of customary closing conditions under the financing agreements. MedQuist currently expects that the payment date for the special cash dividend will be October 15, 2010. Under NASDAQ rules applicable to cash dividends which are 25% or greater of the value of the subject security, MedQuist anticipates that the ex-dividend date will be the first business day following the dividend payment date, but no assurance can be given by MedQuist that this will be the case and the determination of the ex-dividend date will be made by NASDAQ upon notification that the conditions to the payment of the dividend have been satisfied.
Statements made in this press release that are forward-looking in nature are intended to be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 and may involve risk and uncertainties. These statements include, without limitation, statements regarding the terms of the transactions described herein and any other statements that are not historical facts. These risks and uncertainties include the timing and satisfaction of conditions for the proposed transactions. Other risks and uncertainties relating to our business and our financial condition are more fully described in documents filed by MedQuist with the SEC, including Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.
# # #
Contacts:
MedQuist Investor Relations
Phone: 856-206-4567

Phone: (856) 206-4000	Fax: (856) 206-4020	www.medquist.com

Corporate Headquarters
1000 Bishops Gate Blvd., Suite 300
Mount Laurel, NJ 08054-4632
FOR IMMEDIATE RELEASE
For more information, call:
Dominick Golio
Chief Financial Officer
856-206-4000
dgolio@medquist.com
MEDQUIST ANNOUNCES CLOSING OF FINANCING AND NASDAQ DETERMINATION OF EX-
DIVIDEND DATE OF OCTOBER 18 FOR SPECIAL DIVIDEND
MOUNT LAUREL, N.J. October 14, 2010 — MedQuist Inc. (Nasdaq: MEDQ), a leading provider of integrated clinical documentation solutions for the U.S. healthcare industry, has closed its previously announced $310 million financing, consisting of a $200 million senior secured credit facility, which includes an undrawn $25 million revolving credit facility, and $85 million aggregate principal amount of senior subordinated notes. MedQuist also announced that the special dividend to be paid out of the proceeds of the financing, $4.70 per share, will be paid on October 15, 2010 to all MedQuist shareholders of record as of October 11, 2010. NASDAQ has established October 18, 2010 as the ex-dividend date for MedQuist shares.
Statements made in this press release that are forward-looking in nature are intended to be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 and may involve risk and uncertainties. These statements include, without limitation, statements regarding the terms of the transactions described herein and any other statements that are not historical facts. These risks and uncertainties include the timing and satisfaction of conditions for the proposed transactions. Other risks and uncertainties relating to our business and our financial condition are more fully described in documents filed by MedQuist with the SEC, including Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.
# # #
Contacts:
MedQuist Investor Relations
Phone: 856-206-4567

Corporate Headquarters
1000 Bishops Gate Blvd., Suite 300
Mount Laurel, NJ 08054-4632
FOR IMMEDIATE RELEASE
For more information, call:
Garfield Group Public Relations
215-867-8600 x 271
MEDQUIST’S MAJORITY OWNER FILES FORM S-1 AND FORM S-4 REGISTRATION STATEMENTS
MOUNT LAUREL, N.J. October 18, 2010 — MedQuist Inc. (Nasdaq: MEDQ), a leading provider of integrated clinical documentation solutions for the U.S. healthcare industry announced that, earlier today, CBaySystems Holdings Limited, the parent of CBay, Inc, the holder of 69.5% of the outstanding common stock of MedQuist, filed a Registration Statement on Form S-1 (“S-1 Registration Statement”) relating to the proposed initial public offering of shares of its common stock in the United States. The S-1 Registration Statement discloses certain information regarding MedQuist which is addressed in a current report on Form 8-K that MedQuist filed today with the United Stated Securities and Exchange Commission (the “SEC”).
MedQuist also announced that, earlier today, CBaySystems Holdings Limited filed a Registration Statement on Form S-4 (“S-4 Registration Statement”) with the SEC relating to a proposed exchange offer pursuant to which CBaySystems Holdings Limited expects to offer to exchange shares of CBaySystems Holdings Limited common stock for outstanding shares of MedQuist common stock. MedQuist will not be a party to the proposed exchange offer.
CBaySystems Holdings Limited has informed MedQuist that inquiries related to the S-1 Registration Statement, S-4 Registration Statement, CBaySystems Holdings Limited’s proposed initial public offering of shares of its common stock in the United States or the proposed exchange offer should be directed to:

CBaySystems Holdings Limited
Clyde Swoger, Chief Financial Officer	Tel: +1- 866-295-4600 ext: 3355
ir@cbaysystems.com

Strand Hanson Limited — Nominated Adviser	Tel: +44 (0) 20 7409 3494
Rory Murphy
Liam Buswell

Buchanan Communications	Tel: +44 (0) 20 7466 5000
Mark Court / Suzanne Brocks
markc@buchanan.uk.com
suzanneb@buchanan.uk.com
Statements made in this press release that are forward-looking in nature are intended to be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 and may involve risk and uncertainties. These risks and uncertainties include the risk that the transactions described herein will not occur. Other risks and uncertainties relating to our business and our financial condition are more fully described in documents filed by MedQuist with the SEC, including Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.
# # #
Contact for MedQuist Inc.:
Garfield Group Public Relations
215.867.8600 x271

Filed by: CBaySystems Holdings Limited
Pursuant to Rule 425
under the Securities Act of 1933
Subject Company: MedQuist Inc.
Commission File No.: 001-13326
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS IN THAT JURISDICTION.

For immediate release	October 19, 2010
CBaySystems Holdings Limited
(“CBay” or the “Company”)
CBay Files U.S. Registration Statements
CBaySystems Holdings Limited (AIM: CBAY), a leading provider of integrated clinical documentation solutions for the U.S. healthcare industry, announces that it has filed a Registration Statement on Form S-1 with the U.S. Securities and Exchange Commission (“SEC”) relating to a proposed public offering (“Offering”) of its common stock in the United States. CBay intends to apply for a listing of its shares on The NASDAQ Global Market (“NASDAQ”) in connection with the Offering.
In addition, the Company announces that, further to the announcement released on October 1, 2010, CBay has filed a Registration Statement on Form S-4 with the SEC relating to a proposed exchange offer (“Exchange Offer”) pursuant to which CBay expects to offer to exchange shares of CBay common stock (“CBay Shares”) for outstanding shares of common stock of CBay’s 69.5% subsidiary, MedQuist Inc. (“MedQuist”) (“MedQuist Shares”). CBay has previously entered into a definitive agreement (“MedQuist Exchange Agreement”) with holders of approximately 13.0% of MedQuist’s outstanding common stock, pursuant to which those MedQuist stockholders will receive 4.2459 CBay Shares for each MedQuist Share, subject to certain adjustments, including adjustments relating to the amount of MedQuist’s net debt at closing and to any reverse share split or other similar conversion CBay may effect in respect of its common stock.
The closing under the MedQuist Exchange Agreement is subject to various conditions, including completion of the Offering, the listing of CBay Shares on NASDAQ and the reincorporation of the Company in Delaware, and would increase CBay’s ownership in MedQuist from 69.5% to 82.5%. While the exchange ratio for the Exchange Offer has not been fixed, CBay currently expects that it will be approximately the same as the exchange ratio applicable under the MedQuist Exchange Agreement. No assurance can be given regarding whether the Exchange Offer will be made or regarding the applicable exchange ratio or other terms of the Exchange Offer. The completion of the Exchange Offer, if made, will be subject to certain conditions to be described in the related preliminary prospectus, including the effectiveness of the registration statement on Form S-4 relating to the Exchange Offer.
Finally, in light of the proposed move to NASDAQ, CBay announces that it intends to delist from the Alternative Investment Market (“AIM”) simultaneous with or shortly after the completion of the Offering and the listing of its shares on NASDAQ.
Jefferies & Company, Inc. and Lazard Capital Markets LLC are acting as representatives of the underwriters for the Offering, and Jefferies & Company, Inc. is acting as Dealer Manager for the Exchange Offer.

2

Further information relating to the Offering, the Exchange Offer and the proposed delisting from AIM will be announced by the Company in due course.
For further information please visit www.cbaysystems.com or contact:

CBaySystems Holdings Limited
Clyde Swoger, Chief Financial Officer	Tel: +1- 866-295-4600 ext: 3355
ir@cbaysystems.com
Strand Hanson Limited — Nominated Adviser	Tel: +44 (0) 20 7409 3494
Rory Murphy
Liam Buswell
Buchanan Communications
Mark Court / Suzanne Brocks	Tel: +44 (0) 20 7466 5000
markc@buchanan.uk.com
suzanneb@buchanan.uk.com
Registration statements relating to these securities have been filed with the Securities and Exchange Commission but have not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the applicable registration statement becomes effective.
When available, a copy of the disclosure documents for the Offering or for the exchange offer may be obtained from Jefferies & Company, Inc., 520 Madison Avenue, 12th Floor, New York, NY 10022, Attn: Syndicate Prospectus Department, (888) 449-2342; Prospectus_Department@Jefferies.com; or for the Offering may be obtained from: Lazard Capital Markets LLC, 30 Rockefeller Plaza, 60th Floor, New York, NY 10020, (800) 542-0970; Macquarie Capital (USA) Inc., Attn: Prospectus Department, 125 West 55th St., Level 22, New York, NY 10019, (212) 231-6564; or RBC Capital Markets Corporation, Attention: Equity Syndicate, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281, (877) 822-4089. These documents also can be obtained free of charge at www.cbaysystems.com, as well as at the SEC’s website at www.sec.gov.
The description of the Exchange Offer contained in this press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell securities. The Exchange Offer will only be made pursuant to the prospectus that forms part of the registration statement and the related letter of transmittal. Holders of MedQuist common stock are urged to read the preliminary prospectus and any amendments or supplements thereto and any other documents relating to the Exchange Offer that are filed by CBay with the SEC, as they contain important information. None of CBay, MedQuist, the dealer manager or any other person is making any recommendation as to whether or not holders of MedQuist common stock should tender their shares in the Exchange Offer.
Statements made in this press release that are forward-looking in nature may involve risk and uncertainties. These statements include, without limitation, statements regarding the terms of the transactions described herein and any other statements that are not historical facts. These risks and uncertainties include the timing and satisfaction of conditions for the proposed transactions and actual results could differ materially from those contained in these forward-looking statements.

Filed by: CBaySystems Holdings Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: MedQuist Inc. Commission File No.: 001-13326

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS IN THAT JURISDICTION.

For immediate release	October 19, 2010
CBaySystems Holdings Limited
(“CBay” or the “Company”)
CBay Files U.S. Registration Statements
CBaySystems Holdings Limited (AIM: CBAY), a leading provider of integrated clinical documentation solutions for the U.S. healthcare industry, announces that it has filed a Registration Statement on Form S-1 with the U.S. Securities and Exchange Commission (“SEC”) relating to a proposed public offering (“Offering”) of its common stock in the United States. CBay intends to apply for a listing of its shares on The NASDAQ Global Market (“NASDAQ”) in connection with the Offering.
In addition, the Company announces that, further to the announcement released on October 1, 2010, CBay has filed a Registration Statement on Form S-4 with the SEC relating to a proposed exchange offer (“Exchange Offer”) pursuant to which CBay expects to offer to exchange shares of CBay common stock (“CBay Shares”) for outstanding shares of common stock of CBay’s 69.5% subsidiary, MedQuist Inc. (“MedQuist”) (“MedQuist Shares”). CBay has previously entered into a definitive agreement (“MedQuist Exchange Agreement”) with holders of approximately 13.0% of MedQuist’s outstanding common stock, pursuant to which those MedQuist stockholders will receive 4.2459 CBay Shares for each MedQuist Share, subject to certain adjustments, including adjustments relating to the amount of MedQuist’s net debt at closing and to any reverse share split or other similar conversion CBay may effect in respect of its common stock.
The closing under the MedQuist Exchange Agreement is subject to various conditions, including completion of the Offering, the listing of CBay Shares on NASDAQ and the reincorporation of the Company in Delaware, and would increase CBay’s ownership in MedQuist from 69.5% to 82.5%. While the exchange ratio for the Exchange Offer has not been fixed, CBay currently expects that it will be approximately the same as the exchange ratio applicable under the MedQuist Exchange Agreement. No assurance can be given regarding whether the Exchange Offer will be made or regarding the applicable exchange ratio or other terms of the Exchange Offer. The completion of the Exchange Offer, if made, will be subject to certain conditions to be described in the related preliminary prospectus, including the effectiveness of the registration statement on Form S-4 relating to the Exchange Offer.
Finally, in light of the proposed move to NASDAQ, CBay announces that it intends to delist from the Alternative Investment Market (“AIM”) simultaneous with or shortly after the completion of the Offering and the listing of its shares on NASDAQ.
Jefferies & Company, Inc. and Lazard Capital Markets LLC are acting as representatives of the underwriters for the Offering, and Jefferies & Company, Inc. is acting as Dealer Manager for the Exchange Offer.

 2
Further information relating to the Offering, the Exchange Offer and the proposed delisting from AIM will be announced by the Company in due course.
For further information please visit www.cbaysystems.com or contact:

CBaySystems Holdings Limited
Clyde Swoger, Chief Financial Officer	Tel: +1- 866-295-4600 ext: 3355
ir@cbaysystems.com
Strand Hanson Limited — Nominated Adviser	Tel: +44 (0) 20 7409 3494
Rory Murphy
Liam Buswell
Buchanan Communications
Mark Court / Suzanne Brocks	Tel: +44 (0) 20 7466 5000
markc@buchanan.uk.com
suzanneb@buchanan.uk.com
Registration statements relating to these securities have been filed with the Securities and Exchange Commission but have not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the applicable registration statement becomes effective.
When available, a copy of the disclosure documents for the Offering or for the exchange offer may be obtained from Jefferies & Company, Inc., 520 Madison Avenue, 12th Floor, New York, NY 10022, Attn: Syndicate Prospectus Department, (888) 449-2342; Prospectus_Department@Jefferies.com; or for the Offering may be obtained from: Lazard Capital Markets LLC, 30 Rockefeller Plaza, 60th Floor, New York, NY 10020, (800) 542-0970; Macquarie Capital (USA) Inc., Attn: Prospectus Department, 125 West 55th St., Level 22, New York, NY 10019, (212) 231-6564; or RBC Capital Markets Corporation, Attention: Equity Syndicate, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281, (877) 822-4089. These documents also can be obtained free of charge at www.cbaysystems.com, as well as at the SEC’s website at www.sec.gov.
The description of the Exchange Offer contained in this press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell securities. The Exchange Offer will only be made pursuant to the prospectus that forms part of the registration statement and the related letter of transmittal. Holders of MedQuist common stock are urged to read the preliminary prospectus and any amendments or supplements thereto and any other documents relating to the Exchange Offer that are filed by CBay with the SEC, as they contain important information. None of CBay, MedQuist, the dealer manager or any other person is making any recommendation as to whether or not holders of MedQuist common stock should tender their shares in the Exchange Offer.
Statements made in this press release that are forward-looking in nature may involve risk and uncertainties. These statements include, without limitation, statements regarding the terms of the transactions described herein and any other statements that are not historical facts. These risks and uncertainties include the timing and satisfaction of conditions for the proposed transactions and actual results could differ materially from those contained in these forward-looking statements.